                                                           Filed by FEI Company

                               Filed pursuant to Rule 425 promulgated under the
                           Securities Act of 1933, as amended, and deemed filed
                                  pursuant to Rule 14a-12 promulgated under the
                                   Securities Exchange Act of 1934, as amended.
                                                   Subject Company: FEI Company
                                                 Commission File No.: 333-97977

                    On December 3, 2002, Veeco Instruments Inc. and FEI Company
                                      jointly presented the following material.




                                      CSFB TECHNOLOGY CONFERENCE
                                           DECEMBER 3, 2002

                                               Jack Rein
                                      EVP, CFO Veeco Instruments

                                             Jay Lindquist
                                 SVP Corporate Marketing, FEI Company

                       STRATEGICALLY COMPELLING VALUE

                   $680 M Revenue*                          Critical Mass &
                                                           Accelerated Growth
        Expanded Leadership in 3D Metrology                 Opportunities
                 and Nanotechnology

         Complementary Products and Strong        =
                 Technology Portfolio

               Strong Global Channels for
                     24x7 Coverage

                Strong Management Team

                                           *Trailing 12 months

MOVING TOWARD TOP TIER
OF SEMICONDUCTOR EQUIPMENT SUPPLIERS


                  Veeco FEI to become 6th largest in peer group
             and #1 in 3D metrology, AFM, FIB, TEM, SEM combinations




        AMAT                $5,060
        KLAC                $1,510
        TER                 $1,110
        NVLS                $  822
        LRCX                $  801
        VECO                $  681
        KLIC                $  465
        DPMI                $  349
        VSEA                $  335
        BRKS                $  263
        ZIGO                $   84
        ADEX                $   71
        UTEK                $   69
        RTEC                $   51
        TWAV                $   50
        NANO                $   33


      Source:  Yahoo! Finance 11.15.02

VEECO FEI OFFERS DISTINCT 3D METROLOGY
PRODUCTS

                                                                                                               FIB,  (BURIED
                                2001         WAFER         DEFECT                        3D AFM      FILM      TEM,   LAYER
                               REVENUE*   INSPECTION      ANALYSIS     CD-SEM           METROLOGY   THICKNESS  SEM   ANALYSIS)
-----------------------------------------------------------------------------------------------------------------------------------
KLA-TENCOR                     $1.419B        X              X            X                             X
-----------------------------------------------------------------------------------------------------------------------------------
APPLIED MATERIALS              $378.4M        X              X            X
-----------------------------------------------------------------------------------------------------------------------------------
VEECO FEI                      $241.1M                       X                             X            X                 X
-----------------------------------------------------------------------------------------------------------------------------------
THERMA-WAVE                    $  97.9M                                                                 X
-----------------------------------------------------------------------------------------------------------------------------------
RUDOLPH                        $  75.9M                                                                 X
-----------------------------------------------------------------------------------------------------------------------------------
ADE                            $  68.9M       X
-----------------------------------------------------------------------------------------------------------------------------------
NANOMETRICS                    $  39.2M                                                                 X
-----------------------------------------------------------------------------------------------------------------------------------

*U.S. company revenues in Semiconductor Equipment

 Source: VSLI

        Veeco FEI becomes the leader in high growth, high margin 3D Metrology

POWER OF COMBINED PRODUCT PORTFOLIOS



Scientific Research             43%          - Broader penetration of core
Semiconductor                   32%            customers
Data Storage                    17%
Telecom/Wireless                 8%          - Balanced market segments

Based on Veeco and FEI Sales in              - Market diversification helps
First 9 months 2002 (approximation)            offset industry cyclicality

                                             - Greater contribution from higher
                                               margin metrology markets

ENABLING NANOTECHNOLOGY


             Surface Metrology
          Sub-Surface Metrology                  Faster Time to
             Defect Analysis           =         Market Advanced
        Nanoscale Process Equipment              Devices
         Advanced Mask Solutions

DEEPER PRODUCT OPPORTUNITY IN
SEMICONDUCTOR MARKET

[Chart listing Metrology products (Bare Wafer
Particle Analysis, Implant Metrology, In-Line Etch
Metrology, In-Fab Defect Analysis, 3D Surface Metrology,
3D Structural Metrology, In-Line CMP Metrology,
Near-Fab Yield Enhancement, Circuit Edit, Failure
Analysis and Bump Metrology) and Process Equipment products (Stepper Focus Exposure Matrix, Mask
Deposition, Mask Metrology and Mask Repair)]




                                                        Veeco Products
                                                        FEI Products
                                                        Veeco & FEI Products

COMPLEMENTARY PRODUCTS FOR DATA
STORAGE APPLICATIONS

[Chart listing Metrology products (Quasistatic
Testing, Reader Metrology, Etch Metrology, Bare Wafer
Characterization, Writer Metrology, PTR Metrology, ABS
Metrology, CD & Defect Review, Stripe Height Metrology,
Slider Adjustment and Static Attitude Adjust) and
Process Equipment products (Reader/Writer Deposition,
Reader/Writer Etch/Deposition, Write Pole Trimming, ABS
Definition and DLC Overcoat)]


                                                        Veeco Products
                                                        FEI Products
                                                        Veeco & FEI Products

SCIENTIFIC RESEARCH MARKET

[Chart listing products in Nanotechnology field (AFM, Small Stage Dual Beam, AFM/SEM/
TEM), Life Science field (AFM, AFM/ESEM/
TEM, AFM, TEM, ESEM) and Industrial
field (Optical Profilers, AFM/SEM/Dual Beam,
Stylus Profiler, ESEM)]


                                                         Veeco Products
                                                         FEI Products

MERGER INTEGRATION PLANNING


- Veeco and FEI continue to work with the Department of Justice and the SEC to gain regulatory approvals of the merger. At this time it is not possible to predict the timing of gaining such approvals or the other actions necessary to complete the merger.

-   Integration Planning:
    -  Combined expertise of seasoned management
    -  Best practices applied to new organization
    - Joint integration teams making progress in operational areas
    -  Employees of both companies are being
       kept apprised of integration efforts through joint newsletter FUSION

VEECO AND FEI: COMBINED STRENGTH IN DIFFICULT MARKET ENVIRONMENT




- Each company taking actions to maximize profitability throughout industry-wide downturn

-  Breadth of complementary products

- Veeco FEI will have sizeable growth opportunities in semiconductor, scientific research and added strength in data storage

-  Combined cash position of greater than $450m

SAFE HARBOR STATEMENT

     This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which include statements about prospects for future growth, market acceptance of each company's technology, the consummation and success of the pending merger, and other statements relating to future plans, actions, events or results, are subject to risks and uncertainties. Factors that could materially affect these forward looking statements include, but are not limited to, the companies' ability to successfully consummate the merger, difficulties in integrating the two companies, difficulties in retaining employees, customers and suppliers in connection with the merger, regulatory actions in connection with the merger, the accounting treatment of the merger and other general risks of mergers and acquisitions that would cause the companies not to realize the anticipated benefits of the merger, lower than expected customer orders, cancellation of customer orders, increased competition and new product offerings from competitors, failure to introduce products as planned, failure of products and technologies to find acceptance with customers, fluctuations in interest and exchange rates (including changes in relevant foreign currency exchange rates between time of sale and time of payment), changes in trade policies and tariff regulations, downturns in the electronics or semiconductor industries and general economic conditions. Factors that could delay or terminate the pending merger of FEI and Veeco include, but are not limited to, the timing and results of the antitrust and other regulatory review processes, the timing and results of the shareholder meetings to approve the merger and other matters affecting the closing conditions to the merger. There can be no assurance that the necessary shareholder approvals will be obtained, that the antitrust and other regulatory review processes will be completed successfully, that the other closing conditions to the merger will be met, or that the merger will be consummated at all. Please refer to FEI's and Veeco's Form-10K, Form-10Q and other filings made with the U.S. Securities and Exchange Commission for additional information on risk factors that could cause actual results to differ materially from the forward-looking statements

SEC FILINGS

     In connection with their proposed merger, FEI Company and Veeco Instruments have jointly prepared and filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4 containing a proxy statement/prospectus relating to the proposed merger. Investors and security holders are urged to read this document because it contains important information about the proposed merger. Copies of the document as well as other SEC filings of FEI and Veeco may be obtained, free of charge, from the SEC's website at www.sec.gov as well as from the applicable company by directing a request to Investor Relations for FEI at (503) 640-7500 Ext. 7527 or Investor Relations for Veeco at (516) 677-0200 Ext. 1403.

     FEI and its executive officers and directors may be deemed to be participants in the solicitation of proxies with respect to the Veeco/FEI transaction. Information regarding such individuals is included in FEI's proxy statement dated April 16, 2002 relating to its 2002 annual meeting of shareholders, available free of charge from the SEC and FEI as indicated above.

     Veeco and its executive officers and directors may be deemed to be participants in the solicitation of proxies with respect to the Veeco/FEI transaction. Information regarding such individuals is included in Veeco's Proxy Statement dated April 9, 2002 relating to its 2002 annual meeting of stockholders, available free of charge from the SEC and Veeco as indicated above.